Exhibit 99.1

News

newcleo Completes Acquisition of Bonifait Pesage, Bringing Nuclear-Grade Scales In-House

Latest step in newcleo’s vertical integration strategy secures weighing equipment supply for its US and European MOX fuel manufacturing programs

London, UK and Paris, France, November 2, 2026 – newcleo plc (“newcleo” or the “Company”) (Nasdaq: NWCL), a pioneer in advanced modular reactor (“AMR”) technology and nuclear fuel manufacturing, today announced that it has completed its previously announced acquisition of Bonifait Pesage, a French maker of nuclear-grade scales and precision weighing equipment that serves high profile customers across the French nuclear sector.

The deal extends the vertical integration approach newcleo has pursued since 2023, when it acquired Fucina, SRS and Rütschi. The acquisition of Bonifait Pesage brings another specialist supplier under the newcleo umbrella ahead of development of the Company’s planned mixed-oxide (MOX) fuel manufacturing facilities in the United States and Europe, where nuclear-grade weighing equipment will support the tracking and control of nuclear materials. Through the acquisition of Bonifait Pesage, newcleo gains preferred access to specialized precision weighting equipment, lowers its supply-chain exposure and can tailor equipment to its own requirements.

“Bonifait Pesage adds a further building block to the vertically integrated supply chain we have assembled to produce MOX fuel for our lead-cooled fast reactors,” said Stefano Buono, CEO and Co-Founder of newcleo. “Having their expertise and technologies inside newcleo will allow us to build our MOX fuel facilities on a supply chain we know and can rely on. We welcome the Bonifait Pesage team and will continue supporting their growth as a supplier to the wider nuclear industry.”

“Our team now joins a group that is building across the nuclear fuel cycle,” said Laurent Bonifait, Founder of Bonifait Pesage. “Operating as part of the newcleo team gives us a platform to grow leveraging the global growth of the nuclear industry, while we continue to serve the historical customers who rely on us.”

Bonifait Pesage, founded in 1954 and based in southern France, manufactures, installs, calibrates and services weighing equipment and provides technical support. Since 2017 it has been certified to maintain and verify weighing systems in ionizing-radiation environments, and its specialist staff are qualified to work in areas where radiation exposure may occur. The company reported revenue of approximately €2.1 million in 2025. The transaction valued Bonifait Pesage at an equity value of €1.8 million, with purchase consideration comprising a combination of cash and newcleo shares.

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About newcleo

newcleo is an innovative nuclear technology company developing advanced modular reactors and nuclear fuel designed to deliver clean, safe and sustainable energy at competitive costs. newcleo's technology combines lead-cooled fast reactors with fuel manufactured from recycled nuclear materials, with the aim of providing abundant and reliable electricity and heat to industrial users while enabling the closure of the nuclear fuel cycle. newcleo brings together more than 900 highly skilled employees across Europe and the United States, spanning reactor and fuel design, engineering, and manufacturing. Through a vertically integrated supply chain and a growing network of strategic partnerships, newcleo is working to turn proven scientific and engineering solutions into deployable nuclear energy assets. For more information visit www.newcleo.com

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding newcleo's development and commercialization of its lead-cooled fast reactor technology, mixed-oxide fuel capabilities and related products and services; the expected timing, cost, performance and benefits of newcleo's demonstration projects, fuel facilities, reactor deployments and licensing activities; newcleo's ability to execute its business strategy, develop its technology, obtain required regulatory approvals, permits and licenses, enter into commercial arrangements, achieve its market opportunity and positioning and support the growth of advanced nuclear energy; newcleo's expectations regarding strategic partnerships, customer demand, project pipeline, revenue streams, capital expenditures and financing needs; and other statements regarding management's intentions, beliefs, or expectations with respect to newcleo's future performance, are forward-looking statements. Forward-looking statements are often identified by the use of words such as "anticipate," "believe," "continue," "could," "develop," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "project," "seek," "should," "target," "will," "would," and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on newcleo's current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed from time to time by newcleo with the SEC. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and newcleo does not assume any obligation or intend to update or revise these forward-looking statements, each of which is made only as of the date of this press release.

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